CERTIFICATE OF AMENDMENT

                       TO THE CERTIFICATE OF INCORPORATION

                               OF NETGATEWAY, INC.


     Netgateway, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY as follows:

1. That Article FIRST of the Corporation's Certificate of Incorporation is hereby amended to read as follows:

                           "FIRST. The name of the corporation is Imergent, Inc.
                  (the "Corporation")."

2. That Article FOURTH of the Corporation's Certificate of Incorporation is hereby amended by adding the following new first paragraph to Article FOURTH, Paragraph A:

                           "FOURTH.  A. (1)  That,  effective  as of 5:00  p.m.,
                  eastern time, on the filing date of this Certificate of Amendment of this Certificate of Incorporation (the "Effective Time"), a one-for-ten reverse stock split of the Corporation's common stock shall become effective, pursuant to which each ten shares of common stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one share of common stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of common stock from and after the Effective Time. No fractional shares of common stock shall be issued as a result of such reclassification and combination. In lieu of any fractional shares to which the stockholder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the common stock as determined by the Board of Directors of the Corporation."

3. That the existing paragraph A of Article FOURTH of the Corporation's Certificate of Incorporation hereby becomes the second sub-paragraph of Article FOURTH, Paragraph A and is changed to read as follows:

                           "(2)  The  aggregate   number  of  shares  which  the
                  Corporation shall have authority to issue is 105,000,000, par value $.001 per share, of which 100,000,000 shall be designated Common Shares and 5,000,000 shares shall be designated Preferred Shares."

4. That the Board of Directors of the Corporation, at a meeting held on May 9, 2002, adopted a resolution proposing and declaring advisable the above amendments to the Certificate of Incorporation of the Corporation and directed the said amendments be submitted for consideration at a special meeting of the Corporation's stockholders.

5. That the aforesaid amendments have been duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

6. That this Certificate of Amendment of the Corporation's Certificate of Incorporation shall be effective at 5:00 p.m., eastern time, on the date of filing with the Secretary of the State of Delaware.

     IN WITNESS WHEREOF, Netgateway, Inc. has caused this Certificate to be signed by John J. Poelman, its Chief Executive Officer and a Director, and attested by Frank C. Heyman, its Secretary and Chief Financial Officer, this 28th day of June, 2002.


NETGATEWAY, INC.

By:
         ----------------------------
         John J. Poelman
         Director and Chief Executive Officer


Attest:
         ----------------------------
         Frank C. Heyman
         Secretary and Chief Financial Officer